                             Board of Directors

      Top row, left to right:

           Raymond L. Nidiffer
           C&K Market Inc. - term expires 1997
           Member:  Facility Planning Committee, Bylaw Review Committee

           Dennis K. Blasingame
           DA Boys Market - term expires 1996
           Member:  Audit Committee, Facility Planning Committee

           Peter J. O'Neal
           Quality Food Investments, Inc. - term expires 1997
           Member:  Executive Finance Committee
           Chairperson:  Bylaw Review Committee

           H. Larry Montgomery
           Larry's Markets - term expires 1995
           Member:  Executive Finance Committee
           Chairperson:  Nominating Committee

           David Neal
           SMN Company - term expires 1997
           Member:  Facility Planning Committee

      Bottom row, left to right:

           James C. Vickers
           J.C. Market, Inc. - term expires 1996
           Member:  Audit Committee, UGPAC Legislative Committee

           Gilbert A. Foster
           Gil's Supermarkets, Inc. - term expires 1995
           Chairperson:  Facility Planning Committee

           Marlin A. Smythe
           Chairman
           MCS Management Company - term expires 1995
           Member:  Compensation Committee, Bylaw Review Committee
           Chairperson:  Audit Committee, Executive Finance Committee

           Craig T. Danielson
           Vice Chairman
           Dan Inc., Oregon - term expires 1996
           Member:  Executive Finance Committee
           Chairperson:  Compensation Committee


                                 Management

                       Alan C. Jones - President & CEO

                   Ronald E. Dove - Director of Operations

        Ross E. Dwinell - President of Grocers Insurance Group, Inc.

George P. Fleming - Assistant Secretary - President of United Resources, Inc.

               Ralph P. Matile III - Medford Division Manager

                 R. David May - Director of Retail Services

            Keith A. Miller - Director of Purchasing & Marketing

            James E. Robinson - President, Thriftway Stores, Inc.

                Susan D. Weber - Director of Human Resources

                    John W. White - Vice President & CFO

                  John M. Willis - Director of Foodservice

                      UNITED GROCERS 1994 ANNUAL REPORT

                     SUMMARY OF NET SALES AND OPERATIONS
                              (Dollars in Thousands)
                                 For Fiscal Year Ended
                September 30, 1994   October 1, 1993   October 2, 1992
                ==================  ================  =================
                          Percentage        Percentage         Percentage
                          of Total          of Total           of Total
Product or       Revenue  Revenue   Revenue Revenue   Revenue  Revenue
Service
Grocery<F1>    $399,803 41.87 $370,23742.20 $381,67942.58
Dairy & Deli    105,336 11.04   97,42511.11  101,86811.36
Meat             86,893  9.11   86,115 9.82   86,115 9.60
Produce          47,709  5.00   46,462 5.30   44,672 4.98
Frozen Foods     53,803  5.64   49,078 5.60   51,787 5.78
Gen. Merchandise  45,285 4.75   42,494 4.85   44,901 5.01
Institutional<F2> 179,42218.81 155,57217.74  156,70517.48
Retail Services  14,169  1.49    7,683  .88    7,477  .83
Store Finance     3,846   .41    2,374  .27    2,942    .33
Distribution
Segment Total   936,266 98.12  857,44097.77  878,14697.95
Insurance Segment  17,954 1.88  19,545 2.23   18,441 2.05
  TOTAL        $954,220  100.00$876,985 100.00$896,587 100.00

<F1> Grocery revenues include sales from retail stores operated on a temporary basis.
<F2> Institutional revenues include sales of all product lines.



                    SELECTED CONSOLIDATED FINANCIAL DATA
                               (Dollars in Thousands)
                             For Fiscal Year Ended
                            Sept. 30  Oct. 1    Oct. 2    Sept. 27  Sept. 28
                            1994      1993      1992      1991      1990
Net sales and operations    $954,220  $876,985  $896,587  $882,878  $873,685
Net income                     1,563     1,714     2,723     1,712     1,394
Total assets                 306,836   285,342   261,289   249,205   218,143
Long-term obligations        114,669   105,539   104,645    98,685    82,918


No dividends on common stock have been declared during any of the fiscal years presented.

Sales are reported on a 52/53 week year basis. The year ending October 2, 1992 was 53 weeks, all other years are 52 weeks.

The amounts prior to 1993 have been restated to reflect changes in accounting for inventories, income taxes and investments as described in the notes to financial statements. The amounts for 1993 have been restated to reflect changes in accounting for reinsurance as described in the notes to the financial statements.

ANNUAL 10-K REPORT

     Stockholders may obtain a copy of the Company's 1994 Form 10-K Report filed with the Securities and Exchange Commission without charge by writing to John White, Vice-President, United Grocers, Inc., Box 22187, Portland, OR 97269.
A BRIEF REVIEW

United Grocers, Inc. (United) an Oregon corporation organized in 1915, taxed as a cooperative, is a wholesale grocery distributor. It supplies groceries and related products to retail grocers located in Oregon, western Washington, and northern California. United's goal is to supply grocery products to retailers at prices which enable them to compete effectively in the retail market, and to furnish them other services, such as marketing assistance, engineering, accounting, financing, and insurance, which are important to the successful operation of a retail grocery business.

     The Common Stock of United is sold only to members who must be retail grocers. Upon termination of membership, a member's shares of stock are redeemed. Sales and redemption of stock are made at book value. United's Board of Directors consists of nine members serving staggered three-year terms, and they may not be elected to consecutive terms. Directors, all grocers, must either be proprietors or partners in a partnership owning a membership in United or the holder of a substantial interest in a corporation owning a membership in United. The management of the corporation is under the direction of a President and Chief Executive Officer who is guided by the Board of Directors.

     United, operating upon a cooperative basis, usually returns most of its earnings to its members every year in the form of "patronage dividends." These payments are based on the excess of revenues over expenses on sales to members for the year. Consequently, net income of the corporation is relatively low, but not unusual for a cooperative. The patronage dividends are paid partly in cash and partly in Common Stock.

     United also sells groceries and related products to restaurants, and other institutional buyers, as well as to retailers who are not members. These sales are through 30 company-owned Cash and Carry stores located throughout its marketing area.

     Grocers Insurance Group, Inc. is a holding company for United's insurance related subsidiaries. Grocers Insurance Group, Inc. assists in marketing insurance services offered by those related subsidiaries. Grocers Insurance Agency, Inc. is an insurance agency. Sales of insurance are made to members and nonmembers in nineteen states. Grocers Insurance Co., based in Oregon, and UGIC, Ltd., based in Bermuda, are both insurance companies. United Workplace Consultants, Inc. offers rehabilitation services to insurance companies.

     Western Passage Express, Inc. provides freight services to United and others. Northwest Process, Inc. dba Creative Process provides printing services. United Resources, Inc. and its subsidiaries provide financing and engineering services. In addition, it is involved in retail store development activities.

     United owns 22 percent of the stock of Western Family Holding Company, an Oregon-based corporation which pools the buying power of its stockholders in order to obtain lower cost, high-quality merchandise. Purchases from Western Family Holding Company, which account for about 11 percent of United's total purchases, are distributed under "Western Family," and "Valley Fare" labels.

     In existence for 79 years, United is proud of its record growth and success. But more important, United takes special pride in the success of its retailers, who own the Corporation, depend on it as their principal supplier, and are the ultimate source of its success.

     The general public knows United's 358 member stores and 248 stockholders by the name of their advertising groups; e.g., Thriftway Stores, Sentry Markets, Select Markets, Food Warehouse, or by the individual store names; e.g., Hanks, Holiday Quality Foods, Kienow's, Murphy's, Price Chopper, Rays Food Place, Strohecker's, Wizer's, etc. Almost all the leading independent retailers in its marketing area are members of United Grocers, Inc.

                        INDEPENDENT AUDITOR'S REPORT


Board of Directors
United Grocers, Inc.

     We have audited the accompanying consolidated balance sheets of United Grocers, Inc. and subsidiaries as of September 30, 1994 and October 1, 1993, and the related consolidated statements of income, members' equity and cash flows for each of the three years in the period ended September 30, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Grocers, Inc. and subsidiaries as of September 30, 1994 and October 1, 1993, and the consolidated results of their operations and their cash flows for each of the three years in the period ended September 30, 1994, in conformity with generally accepted accounting principles.

     As discussed in Note 12 to the consolidated financial statements, the Company changed its method of accounting for reinsurance in 1993-94. Also, as discussed in Notes 4 and 7, the Company changed its method of accounting for inventories in 1992-93 and for income taxes in 1991-92.


DeLap, White & Raish
Certified Public Accountants

Portland, Oregon
November 30, 1994

                    UNITED GROCERS, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF INCOME
    YEARS ENDED SEPTEMBER 30, 1994, OCTOBER 1, 1993, AND OCTOBER 2, 1992


                                          1994         1993         1992
                                              ------------------------------------
Net sales and operations              $954,220,350 $876,985,353 $896,587,372
                                      ------------ ------------ ------------
Costs and expenses:
 Cost of sales (Note 1.d.)             816,721,077  749,447,130  772,846,658
 Operating expenses                     93,991,529   88,046,293   83,656,610
 Selling and administrative expenses     9,533,741    9,441,916    9,866,765
 Depreciation                            5,609,779    4,737,401    4,290,543
 Interest:
  Interest expense                       9,156,822    8,217,017    8,724,766
  Interest income                       (3,535,802)  (3,552,107)    (3,547,423)
                                      ------------ ------------ ------------
        Interest expense, net            5,621,020    4,664,910    5,177,343
                                      ------------ ------------ ------------
        Total costs and expenses       931,477,146  856,337,650  875,837,919
                                      ------------ ------------ ------------
Income before members' allowances
 and patronage dividends, income
 taxes and cumulative effect of
 change in accounting principle         22,743,204   20,647,703   20,749,453
Members' allowances                    (11,449,305)  (9,356,885)  (7,435,167)
Members' patronage dividends (Note 9)   (8,730,168)  (9,000,000) (10,211,000)
                                      ------------ ------------ ------------
Income before income taxes and
 cumulative effect of change in
 accounting principle                    2,563,731    2,290,818    3,103,286
Provision for income taxes (Note 8)     (1,000,341)    (576,435)    (906,690)
Cumulative effect of change in
 accounting principle (Note 7)                --           --        526,314
                                      ------------ ------------ ------------
        Net income                    $  1,563,390 $  1,714,383 $  2,722,910
                                      ============ ============ ============











The accompanying notes are an integral part of this financial statement.

                    UNITED GROCERS, INC. AND SUBSIDIARIES
                         CONSOLIDATED BALANCE SHEETS
                   SEPTEMBER 30, 1994 AND OCTOBER 1, 1993


                                   ASSETS

                                                  1994           1993
                                              ------------   ------------
Current assets:
 Cash and cash equivalents                    $ 12,984,028   $ 18,807,473
 Investments (Note 1.e. & 2)                    36,939,578     34,397,583
 Accounts and notes receivable
  (Note 3 & 12)                                 60,290,461     44,008,137
 Inventories (Note 1.d. & 4)                    74,307,422     73,866,416
 Other current assets (Note 12)                  5,367,295      4,724,764
 Deferred income taxes (Note 7 & 8)              2,811,914      2,823,829
                                              ------------   -----------

      Total current assets                     192,700,698    178,628,202
                                              ------------   -----------


Non-current assets:
 Notes receivable (Note 3)                      33,155,543     33,250,562
 Investment in affiliated
  companies (Note 1.c. & 17)                     7,832,484      1,929,929
 Other receivables and investments               6,899,133      8,875,247
 Other non-current assets (Note 5)               7,730,575      3,156,301
                                              ------------   ------------

      Total non-current assets                  55,617,735     47,212,039
                                              ------------   ------------


Property, plant and equipment - (net
 of accumulated depreciation) (Note 6)          58,517,120     59,501,356
                                              ------------   ------------

      Total                                   $306,835,553   $285,341,597
                                              ============   ============



The accompanying notes are an integral part of this financial statement.

                       LIABILITIES AND MEMBERS' EQUITY

                                                  1994           1993
                                              ------------   ------------
Current liabilities:
 Notes payable - bank (Note 10)               $ 31,020,667   $ 24,730,400
 Accounts payable (Note 12)                     64,629,410     59,133,838
 Insurance reserves (Note 12)                   32,038,408     32,515,397
 Compensation and taxes payable                  2,952,534      2,688,137
 Other accrued expenses                          3,159,900      3,712,105
 Members' patronage payable                      6,865,736      7,214,927
 Current installments on long-term
  liabilities (Note 11)                          6,776,197      6,814,221
                                              ------------   ------------

      Total current liabilities                147,442,852    136,809,025
                                              ------------   ------------
Long-term liabilities (Note 11)                114,669,266    105,539,231
                                              ------------   ------------
Deferred income taxes (Notes 7 & 8)              3,744,109      3,281,135
                                              ------------   ------------
Deferred income (Note 15)                          554,469        599,804
                                              ------------   ------------
Members' equity:
 Common stock (authorized, 10,000,000
  shares at $5.00 par value; issued
  and outstanding, 619,881 shares in
  1994 and 632,312 shares in 1993)               3,256,080      3,285,755
 Additional paid-in capital                     22,472,564     21,006,563
 Retained earnings                              14,696,213     14,820,084
                                              ------------   ------------
      Total members' equity                     40,424,857     39,112,402
                                              ------------   ------------
Commitments and contingencies (Note 19)

      Total                                   $306,835,553   $285,341,597
                                              ============   ============










The accompanying notes are an integral part of this financial statement.

           UNITED GROCERS, INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF MEMBERS' EQUITY
      YEARS ENDED SEPTEMBER 30, 1994, OCTOBER 1, 1993, AND OCTOBER 2, 1992


                                                Common stock                      Additional
                                                    Number                         paid-in       Retained
                                 Description      of shares         Amount         capital       earnings      Total
Balance 09/27/91                                    632,100      $3,563,500       $19,556,361  $13,973,938  $37,093,799

Stock:                           Issued              87,069*         32,345           334,723         --        367,068
                                 Repurchased        (67,919)       (339,595)       (1,291,015)  (1,662,395)  (3,293,005)

Patronage dividend               To be issued
                                 41,697 shares         --           208,485         2,042,059         --      2,250,544

Net income                                             --             --                --       2,722,910    2,722,910

Balance 10/02/92                                    651,250       3,464,735        20,642,128   15,034,453   39,141,316

Stock:                           Issued              57,448*         78,755           759,972         --        838,727
                                 Repurchased        (76,386)       (381,930)       (1,687,165)  (1,928,752)  (3,997,847)

Patronage dividend               To be issued
                                 24,839 shares         --           124,195         1,291,628         --      1,415,823

Net income                                             --              --               --       1,714,383    1,714,383

Balance 10/01/93                                    632,312       3,285,755        21,006,563   14,820,084   39,112,402

Stock:                           Issued              54,457*        148,090         1,515,656         --      1,663,746
                                 Repurchased        (66,888)       (334,440)       (1,757,412)  (1,687,261)  (3,779,113)
Patronage dividend               To be issued
                                 31,335 shares         --           156,675         1,707,757         --      1,864,432

Net income                                             --              --              --        1,563,390    1,563,390

Balance 09/30/94                                    619,881      $3,256,080       $22,472,564  $14,696,213  $40,424,857

*     Includes prior year
      patronage dividend to
      be issued.

The accompanying notes are an integral part of this financial statement.

                    UNITED GROCERS, INC. AND SUBSIDIARIES
                    CONSOLIDATED STATEMENTS OF CASH FLOWS
    YEARS ENDED SEPTEMBER 30, 1994, OCTOBER 1, 1993, AND OCTOBER 2, 1992


                                          1994         1993         1992
Cash flows from operating
 activities:
  Net income                          $ 1,563,390  $ 1,714,383  $ 2,722,910
  Adjustments to reconcile net
   income to net cash (used in)
   provided by operating activities:
    Depreciation                        5,609,779    4,737,401    4,290,543
    Provision for doubtful accounts
     and notes                          1,992,589    2,182,551    2,108,346
    Patronage dividends payable
     in common stock                    1,864,432    1,415,823    2,250,544
    Loss (gain) on sale of assets         174,927     (472,126)    (173,596)
    Equity in loss (earnings) of
     affiliates                           191,760         (772)      (1,170)
    Deferred income taxes                 474,889      341,209     (227,982)
    Decrease (increase) in non-cash
     current assets:
      Accounts and notes receivable   (15,343,787)   1,564,454   10,034,315
      Inventories                        (441,006)  (3,358,014)     623,364
      Other current assets               (642,531)     134,362     (639,411)
    Increase (decrease) in non-cash
     current liabilities:
      Accounts payable and
       insurance reserves               5,018,583    9,768,705   (1,588,806)
      Compensation and taxes payable      264,397   (1,107,883)     122,475
      Other accrued expenses             (552,204)     239,803      872,465
      Members' patronage and other
       refunds                           (349,191)    (525,047)   1,187,271
    Decrease (increase) in other
     non-current assets                (2,598,160)     518,142   (1,955,120)
Net cash (used in) provided
 by operating activities               (2,772,133)  17,152,991   19,626,148

Cash flows from investing activities:
 Loans to members                     (17,768,465) (18,766,639) (15,158,344)
 Collections on loans to members        6,325,619    6,155,085    5,044,961
 Proceeds from sale of member loans     8,606,739      900,373    5,805,685
 Sale and redemption of investments     5,591,463    3,857,384      242,223
 Purchase of investments               (8,133,459)  (8,039,512)  (5,079,844)
 Investment in affiliated companies    (6,094,315)        --           --
 Sale of property, plant
  and equipment                           408,777    2,936,809    3,361,255
 Purchase of property, plant
  and equipment                        (5,254,582) (11,990,981) (20,479,941)
Net cash used in investing
 activities                           (16,318,223) (24,947,481) (26,264,005)


/TABLE

                    UNITED GROCERS, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)
    YEARS ENDED SEPTEMBER 30, 1994, OCTOBER 1, 1993, AND OCTOBER 2, 1992


                                          1994         1993         1992
Cash flows from financing activities:
 Sale of common stock                 $  1,663,746 $    838,727 $    367,068
 Repurchase of common stock             (3,779,113)  (3,997,847)  (3,293,005)
 Proceeds of long-term liabilities:
  Revolving bank lines of credit       807,500,000  510,100,000  519,500,000
  Mortgages and notes                   12,104,717    5,505,830    6,014,106
  Redeemable notes and certificates     22,395,400   25,322,100   22,887,400
 Repayment of long-term liabilities:
  Revolving bank lines of credit      (801,209,733)(499,918,520)(522,001,080)
  Mortgages and notes                   (2,789,206) (10,893,362)  (5,809,105)
  Redeemable notes and certificates    (22,618,900) (18,745,800) (13,957,700)
Net cash provided by
 financing activities                   13,266,911    8,211,128    3,707,684

Net (decrease) increase in cash
 and cash equivalents                   (5,823,445)     416,638   (2,930,173)
Cash and cash equivalents,
 beginning of year                      18,807,473   18,390,835   21,321,008

Cash and cash equivalents,
 end of year                           $12,984,028  $18,807,473  $18,390,835


The accompanying notes are an integral part of this financial statement.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE YEARS ENDED SEPTEMBER 30, 1994

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         a. REPORTING YEAR

            United Grocers, Inc. and subsidiaries (the Company) reports on a fiscal year of 52 or 53 weeks which is the fiscal year of the distribution segment. The Company's fiscal closing date is the Friday nearest September 30. The fiscal year of the subsidiaries included in the insurance segment is September 30.

         b. ORGANIZATION

            As a cooperative, the Company's stock is owned by its member customers. Sales to these members account for approximately 80% of wholesale grocery sales.

         c. PRINCIPLES OF CONSOLIDATION

            The consolidated financial statements include the accounts of United Grocers, Inc. and its wholly-owned subsidiaries as follows:
            Grocers Insurance Group, Inc., Grocers Insurance Agency, Inc., UGIC, Ltd., Grocers Insurance Company (formerly United Employers Insurance Co.), United Workplace Consultants, Inc., Western Passage Express, Inc., United Store Development, Ltd., Northwest Process, Inc., UG Resources, Inc., United Resources, Inc., Affiliated General Agency, Inc., Premier Consulting, Inc. (formerly Employee Management Services, Inc.), Western Security Services, Ltd. and BAT Enterprises, Inc. All intercompany balances and transactions have been eliminated upon consolidation. Investment in affiliated companies is stated at cost plus the Company's share of undistributed earnings since acquisition (see
            Note 17).

         d. INVENTORIES AND COST OF SALES

            Inventories are valued at the lower of cost or market. The cost of all inventories is determined under the first-in, first-out
            (FIFO) method. See Note 4 for change in accounting for inventories.

               Cost of sales includes the cost of distribution and insurance operations. The distribution operation costs include the purchases of product, the net of allowances paid and received on purchases, less the net advertising department margins, plus the handling allowances made to members based upon the cost of servicing their accounts. The insurance operation costs include losses reported, a provision for losses incurred but not reported and premium refunds.

         e. INVESTMENTS

            Investments are primarily in non-equity securities and as such are carried at cost. The Company's intent is to hold these securities until maturity. Sales and redemptions of investments are primarily the result of maturities. Any realized gains or losses are usually the result of immaterial differences between the called amount and amortized cost. The market value of these investments at September 30, 1994 and October 1, 1993 is $36,487,841 and $36,464,552, respectively.

         f. PROPERTY, PLANT AND EQUIPMENT

            Property, plant and equipment is carried at cost and includes expenditures for new facilities and those which substantially increase the useful lives of the existing plant and equipment.
            The Company capitalizes interest as a component of the cost of significant construction projects. During the year ended October 1, 1993 and October 2, 1992, interest was capitalized in the amount of $64,929 and $578,611, respectively, out of a total interest of $8,281,946 and $9,303,377, respectively, which resulted in an increase in the net income of approximately $49,000 and $410,000.

               Depreciation is computed using the straight-line method over the estimated useful lives of the respective assets. Estimated useful lives are generally as follows:
               Buildings........................................40-75 years
               Building improvements............................Balance of building life
               Warehouse equipment..............................5-20 years
               Truck equipment..................................3-8 years
               Office equipment.................................5-10 years

         g. AMORTIZATION

            Long-term liability loan costs, software costs, and non-competition agreements are being amortized and charged to operating expenses on a straight-line basis over five to twenty years.

         h. REINSURANCE

            In the normal course of business, the Company seeks to reduce the loss that may arise from catastrophes or other events that cause unfavorable underwriting results by reinsuring certain levels of risk in various areas of exposure with other insurance enterprises or reinsurers. Amounts recoverable from reinsurers are estimated in a manner consistent with the claim liability associated with the reinsured policy. Amounts paid for prospective reinsurance are reported as prepaid reinsurance premiums and amortized over the remaining contract period in proportion to the amount of insurance protection provided.

         i. INCOME TAXES

            The Company and its subsidiaries file a consolidated federal income tax return. The Company operates and is taxed as a cooperative. Accordingly, amounts distributed as patronage dividends are not included in its taxable income but are instead taxed to the individual members receiving the patronage dividends. Deferred income taxes are recorded to reflect the tax consequences on future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end. No valuation allowances were considered necessary to reduce deferred tax assets to the amount expected to be realized. See
            Note 8 for details of timing differences and Note 7 for change in accounting method.

         j. EARNINGS PER COMMON SHARE

            The Company's policy is to distribute earnings only in the form of patronage dividends. No dividends have ever been declared on the common stock of the Company, and all earnings not distributed as patronage dividends have been retained. Earnings per common share are not shown because no earnings are available for the purpose of paying dividends on the common stock.

         k. TREASURY STOCK

            The Company uses the par value method of accounting for treasury stock. Under Oregon corporation law, treasury stock must be canceled upon redemption.

         l. STATEMENT OF CASH FLOWS

            For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

         m. RESTRICTED ASSETS AND NET ASSETS

            Restricted assets and net assets that may not be transferred to the parent company in the form of loans, advances, or cash dividends by the insurance company subsidiary without the consent of various state insurance agencies as of September 30, 1994 are as follows:

            Cash and cash equivalents               $     725,000
            Investments                                15,370,300
            -------------------------------------------------------------
            Total                                     $16,095,300
            -------------------------------------------------------------

            In addition, although not formally restricted, the balance of the investments of $21,569,278 represents assets that have been accumulated for the possible payment of claims against the insurance reserves.

         n. RECLASSIFICATIONS

            Certain reclassifications have been made to prior year balances to conform to the current year classification.

2.     INVESTMENTS

The amortized cost and estimated market values of investments in debt securities and other investments at the balance sheet date are as follows:

                                                         Carrying
                                                         amount and
                                            Number       amortized      Market
Name of issuer and                         of shares      cost of      value of
title of each issue                       or units       each issue   each issue
- ---------------------------------------------------------------------------------------------
1994:

United States Government and its
  agencies                                 18,670,000    $19,303,713  $18,846,955
Any state of the United States and
  its agencies                             3,395,000     3,539,142     3,531,561
Political subdivision of a state of the
  United States and its agencies           8,275,000     8,604,835     8,615,517
Corporate bonds                            5,410,000     5,490,407     5,487,134
- ---------------------------------------------------------------------------------------------
Subtotal - debt securities                               36,938,097   36,481,167
Corporate stock                                 271          1,481         6,674
- ---------------------------------------------------------------------------------------------
Total                                                   $36,939,578  $36,487,841
=============================================================================================
1993:
United States Government and its
  agencies                                 16,010,000    $16,634,109  $17,824,552
Any state of the United States and
  its agencies                             2,275,000     2,375,434     2,480,717
Political subdivision of a state of the
  United States and its agencies           8,320,000     8,691,136     9,076,131
Corporate bonds                            6,160,000     6,218,187     6,598,802
- ---------------------------------------------------------------------------------------------
Subtotal - debt securities                               33,918,866   35,980,202
Corporate stock                                 271          1,481         7,114
Real estate mortgage                            ---        477,236       477,236
- ---------------------------------------------------------------------------------------------
Total                                                   $34,397,583  $36,464,552
=============================================================================================

The amortized cost and estimated market value of debt securities at the balance sheet date, by contractual maturity, are shown below.  Expected maturities will differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                          1994                     1993
                                -------------------------------------------------------
                                Amortized      Market      Amortized     Market
                                   cost        value           cost      value
- ---------------------------------------------------------------------------------------------
Due in one year or less         $ 4,136,043    $ 4,176,752$ 3,546,086   $ 3,645,477
Due after one year through
  five years                     16,869,731     17,046,729 19,073,123   20,498,132
Due after five years through
  ten years                      15,882,892    15,207,218  9,852,844   10,323,560
Due after ten years                   49,431     50,468    1,446,813    1,513,033
- ---------------------------------------------------------------------------------------------
Total                           $36,938,097   $36,481,167$33,918,866  $35,980,202
=============================================================================================

The Financial Accounting Standards Board has issued Statement of Financial Accounting
Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities."  The
Company plans to adopt this Statement in 1995 and does not anticipate any significant change as a result of this Statement on the present accounting for investments.

3.     ACCOUNTS AND NOTES RECEIVABLE

  These consist of amounts due principally from members at the balance sheet date as follows:


                                                       1994        1993
                                            ----------- -----------
      Accounts receivable                   $46,640,928 $31,048,455
      Insurance premiums and related balances 10,898,715 10,503,463
      Less allowance for doubtful accounts   (1,270,987) (1,283,681)
                                            ----------- -----------
      Net accounts receivable                56,268,656  40,268,237
                                            ----------- -----------
      Notes receivable - current portion      4,057,961   3,788,864
      Less allowance for doubtful notes         (36,156)    (48,964)
                                            ----------- -----------
      Net current notes receivable            4,021,805   3,739,900
                                            ----------- -----------
      Net current accounts and
      notes receivable                      $60,290,461 $44,008,137
                                            =========== ===========
      Notes receivable - non-current portion$33,454,161 $33,577,706
      Less allowance for doubtful notes        (298,618)   (327,144)
                                            ----------- -----------
      Net non-current notes receivable      $33,155,543 $33,250,562
                                            =========== ===========

      The notes receivable from members are generally for periods of two years to ten years at interest rates of 4.25% to 10.00%. The annual maturities for each of the next five fiscal years following September 30, 1994 are as follows:

            Year                            Amount
            ----                         -----------
            1995                         $ 4,057,961
            1996                           4,112,058
            1997                           4,289,174
            1998                           4,161,963
            1999                           4,089,972

      The provision for doubtful accounts and notes charged to operating expenses for the three years ended September 30, 1994 amounted to $1,992,589, $2,182,551, and $2,108,346, respectively.

4.    CHANGE IN ACCOUNTING FOR INVENTORIES

      Effective October 3, 1992, the Company changed its method of accounting for the cost of the general wholesale grocery category of inventories from the last-in, first-out (LIFO) method to the first-in, first-out
      (FIFO) method. The Company believes that the use of the FIFO method better matches current costs with current revenues and more appropriately reflects its financial condition. This change has also been made for income tax purposes.

      The change has been applied retroactively and comparative amounts for prior periods have been restated. The effect of this change on retained earnings and net income for restated 1991-92 is as follows:

      Change in beginning retained earnings:
       As previously reported in 1991-92             $13,311,329
                                                              -----------
       LIFO inventory adjustment                         958,912
       Less tax effect                                  (296,303)
                                                              -----------
       Net adjustment                                    662,609
                                                              -----------
       As restated                                   $13,973,938
                                                              ===========
      Change in net income:
       As previously reported in 1991-92             $ 3,275,772
                                                              -----------
       LIFO inventory adjustment                        (780,878)
       Less tax effect                                   228,016
                                                             ------------
       Net adjustment                                   (552,862)
                                                             ------------
      As restated                                    $ 2,722,910
                                                              ===========

      Cumulative effect on ending
       retained earnings October 2, 1992:
        As previously reported in 1991-92            $14,924,706
                                                              -----------
        LIFO inventory adjustment                        178,034
        Less tax effect                                  (68,287)
                                                              -----------
        Net adjustment                                   109,747
                                                              -----------
      As restated                                    $15,034,453
                                                              ===========

5.    OTHER NON-CURRENT ASSETS

      Other non-current assets at the balance sheet date consist of the following:

                                              1994         1993
                                          ----------------------
      Covenant not to compete - net
       of accumulated amortization of
       $802,445 in 1994 and $518,059
       in 1993                            $   765,953$ 1,014,338
      Software - net of accumulated
       amortization of $1,295,466 in
       1994 and $730,587 in 1993            4,802,562  1,559,449
      Loan fees - net of accumulated
       amortization of $584,847 in
       1994 and $490,814 in 1993              460,097    322,630
      Other                                 1,701,963    259,884
                                          ----------------------
      Total                               $ 7,730,575$ 3,156,301
                                          ======================


6.    PROPERTY, PLANT AND EQUIPMENT (AT COST)

      Property, plant and equipment as of the balance sheet date consists of the following:

                                                  1994         1993
                                                 -----------  -----------
      Land                                     $ 3,421,277  $ 3,032,145
      Buildings and improvements                  54,204,591   50,265,721
      Warehouse and truck equipment               34,291,075   32,212,528
      Office equipment                             8,564,659    7,515,498
      Construction in progress                       640,035    4,366,038
                                                 -----------  -----------
      Total property, plant and
       equipment                                 101,121,637   97,391,930
      Less accumulated depreciation              (42,604,517) (37,890,574)
                                                 -----------   ----------
      Net property, plant and
       equipment                                 $58,517,120  $59,501,356
                                                 ===========  ===========


7.    CHANGE IN ACCOUNTING FOR INCOME TAXES

      The Company adopted, effective September 28, 1991, the Statement of Financial Accounting Standards (SFAS) No. 109, Accounting for Income Taxes, issued in February, 1992. Under the method specified by SFAS No. 109, the deferred tax asset or liability is determined based on the difference between the financial statement and tax bases of assets and liabilities as measured by the enacted tax rates which will be in effect when these differences reverse. Deferred tax expense is the result of changes in the liability for deferred taxes. The principal types of differences between assets and liabilities for financial statement and tax return purposes are accumulated depreciation, insurance loss reserves, allowance for doubtful accounts, and capitalized costs in inventory.

      The deferred method, used in the years prior to 1992, required the Company to provide for deferred tax expense based on certain items of income and expense which were reported in different years in the financial statements and the tax returns as measured by the tax rate in effect for the year the difference occurred.

      As allowed by SFAS No. 109, the Company did not restate the years prior to the year ended October 2, 1992 and, accordingly, the cumulative effect of the accounting change on the prior years of $526,314 is included in the earnings for the year ended October 2, 1992.

8.    INCOME TAXES

      The provision for income taxes for the three years consists of the following:

                                         1994        1993        1992
                                        ----------  ----------  ----------
   Current payable (refund):
       Federal                        $  439,200  $  162,758  $  624,516
       State                              86,252      72,468     (16,158)
   Deferred                              474,889     341,209     298,332
                                        ----------  ----------  ----------
   Total                               $1,000,341  $  576,435  $  906,690
                                        ==========  ==========  ==========


       The effective income tax rate for the three years ended September 30, 1994 does not correspond with the Federal tax rate. The reconciliation of this rate to the effective income tax rate is as follows:

                                           1994        1993        1992
                                        ----------  ----------  ----------
       Statutory income tax rate (34%)  $  871,668  $  778,878  $1,055,117
       State income taxes, net of
        Federal income tax benefit          56,926      47,829     (10,664)
       Tax exempt interest                (158,673)   (133,080)   (104,537)
       Refunds as a result of carrybacks      --      (184,980)       --
       Prior year under accrual            179,235        --          --
       Other                                51,185      67,788     (33,226)
                                        ----------  ----------  ----------
       Income tax expense               $1,000,341  $  576,435  $  906,690
                                        ==========  ==========  ==========
     Effective income tax rate              39.0 %      25.2 %      29.2 %
                                            ====        ====        ====


       The significant components of the deferred income taxes - current asset and non-current liability as of the balance sheet date are as follows:

                                                1994        1993
                                                    ----------  ----------
       Deferred income taxes -
        current asset:
         Insurance reserves                  $1,041,678  $1,230,094
         Inventories                            738,842     712,212
         Unearned insurance premiums            541,417     496,405
         Allowance for doubtful accounts        471,288     478,866
         Other                                   18,689     (93,748)
                                                    ----------  ----------
       Total                                 $2,811,914  $2,823,829
                                                    ==========  ==========
       Deferred income taxes -
        non-current liability:
         Accumulated depreciation            $4,589,568  $4,173,575
         Deferred income                       (216,243)   (230,325)
         Allowance for doubtful notes          (143,653)   (140,364)
         Deferred compensation                 (129,398)    (89,598)
         Advance deposits                       (52,004)    (16,128)
         Alternative minimum tax
          (AMT) credit                         (304,161)   (416,025)
                                                    ----------  ----------
         Total                                    $3,744,109  $3,281,135
                                                 ==========  ==========


    The significant components of deferred income tax expense for the three years are as follows:

                                       1994        1993        1992
                                        ----------  ----------  -----------
    Decrease (increase) in deferred
     income taxes - asset              $   11,915  $  157,747  $ (273,942)
    Increase in deferred income
     taxes - liability after applying
     AMT credit                           462,974     183,462     572,274
                                        ----------  ----------  ----------
    Total                             $  474,889  $  341,209  $  298,332
                                        ==========  ========== ===========


    The Company has net operating loss carryovers of approximately $3,500,000 to apply against future years' State income taxes, expiring in years 2007 through 2009. These operating loss carryovers are the result of the insurance company subsidiary being required to file a separate calendar year State tax return and not giving the parent the benefit of this offset on its State tax return. The Company also has unused State energy tax credits of approximately $45,000, expiring in 1998.

9.  MEMBERS' PATRONAGE DIVIDENDS

    The Company's income from sales to members, before income taxes and patronage dividends, is available at the discretion of the Board of Directors, to be returned to the members in the form of patronage dividends. As of year end, the Board of Directors voted to distribute the following in patronage dividends:

                                       1994          1993        1992
                                       ----------    ----------  -----------
    Payable in cash and shown as
     a current liability             $ 6,865,736   $ 7,584,177   $ 7,960,456
    Distributable in the form
     of common stock                   1,864,432     1,415,823     2,250,544
                                       ----------    ----------    ----------
    Total                           $ 8,730,168   $ 9,000,000   $10,211,000
                                      ===========   ===========   ===========


10. NOTES PAYABLE - BANK

    Notes payable - bank consists of borrowings on bank lines of credit at an average interest rate of 5.72% at September 30, 1994 and 3.95% at October 1, 1993.

    At September 30, 1994 and October 1, 1993, the Company had unused lines of credit totaling $19,000,000 and $10,300,000, respectively; and unused letters of credit totaling $350,000 and $450,000, respectively.

    In April of 1993, the Company entered into a three year reverse interest swap agreement with a bank. Under the agreement, the Company receives a fixed rate of 4.40% on $20 million (notional amount) and pays a floating rate based on LIBOR, as determined in six month intervals. The transaction effectively changes a portion of the Company's interest rate exposure from a fixed rate to a floating rate basis, accordingly, all gains or losses have been recognized as adjustments to interest expense. This swap agreement has been entered into with a major financial institution which is expected to fully perform under the terms of the agreement thereby further mitigating the risk from the transaction.

11. LONG-TERM LIABILITIES

    Long-term liabilities at the balance sheet date consist of the following:

                                                1994           1993
                                              ------------    ------------
    Notes payable - bank:

      Credit agreement notes maturing
      on April 30, 1995 with interest
      rates of 5.77% per annum at
      September 30, 1994 and 3.98% per
      annum at October 1, 1993.  The
      interest rates ranged from 3.84%
      to 5.89% in 1994 and from 3.94%
      to 4.78% in 1993.                      $ 35,000,000    $ 25,000,000

    Notes payable - insurance companies:

      Senior notes payable to six
      insurance companies with an
      interest rate of 9.15% per annum.
      Interest payable monthly.  Principal
      repayments annually commencing
      October 1, 1992 in the amount of
      $3,336,000 and each October 1
      thereafter in the amount of
      $3,333,000, maturing in full
      October 2, 2000.                         23,331,000      23,331,000

    Notes payable - other:

      Capital stock residual notes, payable
      in twenty quarterly installments with
      a variable interest rate based on the
      current capital investment note rate.     3,810,679       2,878,311

      Two notes (three in 1993) with
      interest at 9.25% per annum
      payable in monthly installments
      of $28,136 ($50,660 in 1993)
      beginning January 21, 1988
      (secured by equipment).                $     83,123    $    715,022

      A real property contract for the
      purchase of an office building,
      payable in 180 monthly installments
      of $2,346 including interest at
      12.5% per annum until 1999 (secured
      by real property).                          101,734         116,171

        Other note payable                        27,500          55,000

    Mortgage notes (secured by real property):

      A note payable in monthly installments
      of $41,449 including interest at 9%
      until 1996.                                 878,279       1,276,922

      A note payable in monthly installments
      of $43,721 including interest at 10.30%
      per annum until 1995.                       457,059         909,026

      A note payable in monthly installments
      of $31,615 including interest at 7.25%
      until 2013.                               3,907,589       4,000,000

    Redeemable notes and certificates:

      Capital investment notes
      (subordinated), interest ranging
      from 5.75% to 8%.  Maturity dates
      range from 1993 to 2003 which is
      ten years from dates of issue.           50,319,700      50,395,400

      Registered redeemable building
      notes (subordinated), interest
      at 8%.  No fixed maturity date.           3,482,400       3,615,600

      Redeemable transferable notes,
      (subordinated), interest at
      5.75%.  No fixed maturity.             $     46,400    $     61,000
                                              ------------    ------------
    Total                                     121,445,463     112,353,452
    Less current installment                   (6,776,197)     (6,814,221)

    Total long-term liabilities              $114,669,266    $105,539,231
                                              ============    ============


    Total maturities of long-term liabilities in each of the next five fiscal years are as follows:

             Year                               Amount
               ----                            ------------
            1995                      $  6,776,197
            1996                        41,394,636
             1997                        6,971,062
            1998                         5,360,233
            1999                         5,706,690

    The Company's bank loan agreements require the maintenance of certain financial ratios and a minimum amount of capital and subordinated debt. The Company was in compliance with these requirements as of September 30, 1994 and October 1, 1993.

12. REINSURANCE

    The Company in 1994 adopted the Statement of Financial Accounting Standards (SFAS) No. 113, Accounting and Reporting for Reinsurance of Short-Duration and Long-Duration Contracts, issued in December, 1992. The Statement requires that transactions relating to reinsurance transactions be reported at gross amounts rather than net amounts.

    The effect on the consolidated financial statements of the Company is to gross up the insurance liabilities by reclassifying the ceded reinsurance amounts for reinsurance recoverables and prepaid reinsurance premiums as assets. The change had the effect of increasing 1993 total assets and total liabilities by $4,741,852 as follows:

    Increase in current assets:
     Reinsurance recoverables for ceded
      loss reserves - now classified as
      accounts and notes receivable      $3,494,121
     Prepaid reinsurance premiums - now
      classified as other current assets  1,247,731
                                         ----------
    Total                                $4,741,852
                                         ==========

    Increase in current liabilities:
     Insurance reserves                  $3,494,121
     Unearned premiums - classified
      as accounts payable                 1,247,731
                                         ----------
    Total                                $4,741,852
                                         ==========

    There is no effect or change to the consolidated income statement as the income statement classifications did not change. Net premiums earned continue to be reported as net sales and operations while net losses and loss adjustment expenses continue to be reported as cost of sales.

    Reinsurance contracts do not relieve the Company from its obligation to policyholders. Failure of reinsurers to honor their obligations could result in losses to the Company. The Company evaluates the financial condition of its reinsurers and monitors concentrations of credit risk arising from similar geographic regions, activities, or economic characteristics of the reinsurers to minimize its exposure to significant losses from reinsurer insolvencies. The Company holds collateral under related reinsurance agreements in the form of letters of credit totaling $338,000 that can be drawn on for amounts that remain unpaid for more than 60 days.

    Reinsurance amounts reflected in the financial statements are as follows:

                                      1994           1993
    For the balance sheet:
     Reinsurance recoverable for
      ceded losses                  $ 3,792,152    $ 3,494,121
     Prepaid reinsurance premiums     1,394,254      1,247,731
                                     -----------    -----------

    Total                           $ 5,186,406    $ 4,741,852
                                     ===========    ===========



                              1994         1993       1992
                           -----------  ----------------------
    For the income statement:
     Premiums written:
      Gross                $23,992,639  $24,430,854$23,861,615
      Assumed                  860,953      715,760  1,183,691
      Ceded                 (6,652,410)  (6,597,150) (5,067,239)
                           -----------  ----------------------
    Net premiums written   $18,201,182  $18,549,464$19,978,067
                           ===========  ======================
      Percentage of amount
       assumed to net           4.73 %       3.86 %     6.33 %
                                ======       ======     ======

     Premiums earned:
      Gross                $23,736,321  $24,185,628$21,969,296
      Assumed                  829,978      750,619  1,151,517
      Ceded                 (6,505,887)  (6,493,811) (4,920,045)
                           -----------  ----------------------
    Net premiums earned    $18,060,412  $18,442,436$18,200,768
                           ===========  ======================
      Percentage of amount
       assumed to net           4.60 %       4.07 %     5.92 %
                                ======       ======     ======
     Expenses:
      Losses and loss adjustment
       expenses            $15,079,858  $17,481,462$15,604,171
      Reinsurance recoveries (3,389,844) (2,121,602) (1,867,112)
                           -----------  ----------------------
    Net losses and loss
     adjustment expenses   $11,690,014  $15,359,860$13,737,059
                           ===========  ======================


13. SEGMENT REPORTING

    The Company has two operating segments which are located primarily in the Pacific Northwest. The distribution segment includes all operations relating to wholesale grocery and related product sales, retail grocery sales, service department revenues, and financing income and fees. The insurance segment includes all operations relating to insurance underwriting, commissions, and reinsurance primarily to provide workers' compensation and property-casualty coverage.

    A summary of information about the Company's operations by segment before intersegment eliminations for the three years is as follows:

                               1994       1993      1992
                            -----------------------------------
    Net sales and operations:
     Distribution          $936,266,067$857,439,871$878,146,111
     Insurance               18,788,523  20,525,392  19,555,963
      Less intersegment sales
       of insurance            (834,240)    (979,910)  (1,114,702)
                           ------------------------------------
    Total                  $954,220,350$876,985,353$896,587,372
                           ====================================

    Income before allowances,
     dividends, income taxes
     and accounting change:
      Distribution         $ 19,791,157$ 18,162,132$ 17,860,059
      Insurance               2,952,047   2,485,571   2,889,394
                           ------------------------------------
    Total                  $ 22,743,204$ 20,647,703$ 20,749,453
                           ====================================

    Total assets:
     Distribution          $243,267,148$226,346,768$209,063,967
     Insurance               64,923,598  64,591,472  59,875,762
                           ------------------------------------
    Total                  $308,190,746$290,938,240$268,939,729
                           ====================================
    Depreciation expense:
      Distribution         $  5,408,896$  4,643,401$  4,163,138
      Insurance                 200,883      94,000     127,405
                           ------------------------------------
    Total                  $  5,609,779$  4,737,401$  4,290,543
                           ====================================
    Capital expenditures:
     Distribution          $  5,161,425$ 11,310,048$ 19,922,924
     Insurance                   93,157     680,933     557,017
                           ------------------------------------
    Total                  $  5,254,582$ 11,990,981$ 20,479,941
                           ====================================


    For net sales and operations, wholesale grocery sales (primarily to members) during the three years ended September 30, 1994 accounted for approximately 95%, 93% and 95%, respectively, of the distribution total. Premium revenue (primarily from members) accounted for approximately 95%, 90% and 86%, respectively, of the insurance total.

    The change in the method of accounting for inventories (Note 4) related to and affected only the distribution segment.

14. PENSION PLANS

    The Company has a Company-sponsored pension plan that covers substantially all of its salaried employees. The Company also has separate Company-sponsored 401(k) plans for salaried and union employees. The Company has made annual contributions to the plans equal to the amount annually accrued for pension expense. The Company's funding policy is to satisfy the funding requirements of the Employees' Retirement Income Security Act.

    The Company also participates in several multi-employer pension plans for the benefit of its employees who are union members. The data available from administrators of the multi-employer plans is not sufficient to determine the accumulated benefit obligation, nor the net assets attributable to the multi-employer plans in which the Company union employees participate.

    The financial statements include pension expense for the Company-sponsored pension plan as determined using Statement of Financial Accounting Standards No. 87 (SFAS 87). The effect of SFAS 87 was a decrease of pension expense in the amount of $546,894 for 1994, $484,020 for 1993, and $317,193 for 1992. The Company's unrecognized net asset resulting from the initial application of SFAS 87 is being amortized over eighteen years.

    In determining the actuarial present value of the projected benefit obligation, a discount rate of 8% and a future maximum compensation increase rate of 4% were used. The expected long-term rate of return on assets was 8%.

    Pension costs for all plans for the three years consist of the following:

                                        1994         1993         1992
                                    -----------  -----------  -----------
    Company-sponsored:
     Service costs of benefits
     earned                         $   918,423  $   910,214  $   832,866
    Interest cost on the projected
     benefit obligation               1,448,447    1,339,393    1,102,517
    Expected return on plan assets   (1,688,595)  (1,443,513)  (1,199,657)
    Net amortization of unrecognized
     net asset                         (168,168)    (168,168)    (154,154)
    Unrecognized net gain                (4,414)        --          --
    Unrecognized prior service cost      73,760       73,760        1,164
                                    -----------  -----------  -----------
    Net salaried pension cost           579,453      711,686      582,736

    Multi-employer plan costs         2,395,300    2,180,280    2,183,086
    Matching costs of 401(k) plans      391,605      437,413      395,731
             -----------            -----------  -----------
    Total pension expense           $ 3,366,358  $ 3,329,379  $ 3,161,553
                                    ===========  ===========  ===========


    The following table sets forth the Company-sponsored plan's funded status as of year end:

                                        1994        1993         1992
                                    -----------  -----------  -----------
    Actuarial present value of
     benefit obligations:
      Vested                        $13,337,570  $12,397,747  $10,951,935
      Non-vested                        823,015      819,479      675,609
                                    -----------  -----------  -----------
      Accumulated benefit obligation 14,160,585   13,217,226   11,627,544
      Effect of projected future
       compensation levels            4,881,117    4,501,814    4,237,333
                                    -----------  -----------  -----------
    Projected benefit obligation     19,041,702   17,719,040   15,864,877
    Plan assets at fair value,
     primarily listed stocks, fixed
     income, and bond and equity
     funds                           22,030,725   21,056,267   17,981,115
                                    -----------  -----------  -----------
    Excess of plan assets over
     projected benefit obligation     2,989,023    3,337,227    2,116,238
    Unrecognized prior service cost     778,471    1,031,162       14,965
    Unrecognized net gain            (1,422,307)  (2,273,777)    (273,680)
    Unrecognized net asset, net of
     amortization                    (1,897,503)  (2,065,671)  (2,233,839)
                                    -----------  -----------  -----------
    Prepaid (accrued)
    pension cost                    $   447,684  $    28,941  $  (376,316)
                                    ===========  ===========  ===========


    In addition to pension benefits, the Company provides health benefits for certain retired salaried employees. The Financial Accounting Standards Board has issued Statement of Financial Accounting Standards No. 106, "Employer's Accounting for Post Retirement Benefits Other Than Pensions." This statement will require accrual of such benefits during the years an employee provides services. The costs of these benefits are currently expensed on a pay-as-you-go basis. The cost of this retiree health care is funded out of current operations and was approximately $356,000 in 1994, $282,000 in 1993 and $257,000 in 1992. The impact of this new standard has not been fully determined, but the change likely will result in a greater liability and expense being recognized for these benefits. The Company has until 1995-96 to adopt this Statement because fewer than 500 employees will be affected.

15. LEASES

    The Company is obligated under one hundred and five significant leases in 1994. Forty-five of these leases are for twenty to twenty-five years with renewal options and involve supermarket properties which are subleased to members. Twelve of these leases are subleased to affiliated companies. The remaining leases represent property and equipment used by the Company. The leases expire at various dates, the last expiring in 2013. Rental expense for the three years consists of the following:

                                        1994         1993          1992
                                    -----------  -----------  -----------
    Minimum rentals                 $13,690,702  $14,082,104  $12,447,688
    Less sublease income             (5,971,461)  (6,554,855)  (6,355,385)
                                    -----------  -----------  -----------
    Net rental expense              $ 7,719,241  $ 7,527,249  $ 6,092,303
                                    ===========  ===========  ===========


    The following is a schedule by years showing future minimum rental payments required under operating leases that have initial or remaining non-cancelable lease terms in excess of one year as of September 30, 1994:



      Fiscal                        Minimum        Minimum          Net
       year  payments (A)   receipts (B)                      minimum
    ---------                       ------------   -----------------------
    1994-1995                       $ 14,259,330 $  6,788,922 $ 7,470,408
    1995-1996  13,364,382              6,654,450   6,709,932
    1996-1997  11,079,707              6,335,846   4,743,861
    1997-1998   9,456,613              5,963,962   3,492,651
    1998-1999   9,364,253              5,935,555   3,428,698
    Later years                       80,530,013   57,103,637  23,426,376
                                    ------------ ------------ -----------
       Total                        $138,054,298 $ 88,782,372 $49,271,926
                                    ============ ============ ===========
    Summary:
     Building leases                $129,755,112 $ 88,465,191 $41,289,921
     Equipment leases                  8,299,186      317,181   7,982,005
                                    ------------ ------------ -----------
       Total                        $138,054,298 $ 88,782,372 $49,271,926
                                    ============ ============ ===========


    (A) Minimum payments are those required by the Company over the terms of the significant leases.

    (B) Minimum receipts are those to be received by the Company from sublease agreements.

       Twenty-one of the subleases as of September 30, 1994, are insured by the
       Company's foreign subsidiary, UGIC, Ltd.  The annual rental for these leases is approximately $2,400,000.  The total minimum payments over the lease term for these same leases is approximately $54,100,000.


    In 1992 and 1991, the Company entered into sale-leaseback transactions for three cash and carry outlets. The sales resulted in deferred gains of approximately $800,000 which are being amortized over the leaseback period of fifteen years. The total lease commitments are approximately $2,500,000 over fifteen years with an annual rental of approximately $155,000 for each of the first five years.

16. SUPPLEMENTAL CASH FLOW INFORMATION

                                     1994         1993         1992
                                  -----------     -----------     -----------
   Supplemental disclosures:
    Cash paid during the year for:
     Interest                    $ 8,898,144   $ 8,292,247  $ 8,952,346
     Income taxes                    336,810       647,836      982,169

   Supplemental schedule of
    noncash investing and
    financing activities:
     Patronage dividends payable
      in common stock              1,864,432     1,415,823    2,250,544



17.  INVESTMENT IN AND TRANSACTIONS WITH AFFILIATED COMPANIES

   The Company owns 22.42% of the outstanding common stock of Western Family Holding Company (the Affiliate). The Company and certain other retailer owned grocery wholesalers located primarily in the Pacific Northwest organized the Affiliate to provide a source for the Affiliate private label brand. An officer of the Company is a director of the Affiliate. The amount of consolidated retained earnings represented by undistributed earnings of the Affiliate as of September 30, 1994 is $1,679,869 and $1,654,629 as of October 1, 1993 in addition to the original investment of $275,300.

   An approximate summary of transactions with this Affiliate by year is as follows:

                                     1994         1993         1992
                                 -----------  -----------  -----------
       Purchases                 $89,179,000  $70,334,000  $71,994,000
       Volume incentive rebate     1,561,000    1,231,000    1,260,000
       Open accounts payable       6,006,000    5,150,000    4,000,000


    The Company in 1994 made an approximately 22% minority equity investment of $6,094,315 in the retail store operations of two members. The Company's share of losses in these operations in 1994 was $217,000. Transactions with these two members for the short periods in 1994 were sales of approximately $22,945,000 and open accounts receivable as of September 30, 1994 were approximately $1,860,000.

    UGIC, Ltd. paid cash dividends to the Parent in 1992 in the amount of $500,000.

18. CONCENTRATIONS OF CREDIT RISK

    The Company holds its cash and cash equivalents in several banks located in the Pacific Northwest and a zero balance bank account located in the Midwest. Each bank is covered by FDIC insurance; balances in excess of coverage are not insured.

    As a cooperative, the majority of the Company's accounts receivable represent sales to its members who are located throughout the Pacific Northwest. These accounts are not generally secured by collateral but each member has stock holdings in the Company as well as patronage rebates which the Company could apply against account balances.

    The Company makes store financing loans to members from time to time mainly to finance the acquisition of grocery store properties and equipment. These loans are represented by notes receivable which are secured by collateral consisting of personal property, securities and guarantees.

    The insurance subsidiaries have investments primarily in federal securities and state municipal bonds which are backed by the full faith and credit of the respective governmental agency.

19. COMMITMENTS AND CONTINGENCIES

    a. During 1994, 1991 and 1990, the Company entered into agreements under which it sold and continues to sell certain of its notes receivable from members subject to limited recourse provisions. These are secured by collateral which usually consists of personal property, securities and guarantees. The Company is responsible for collection of the notes, for which it receives a collection fee, and remits the net proceeds to the purchaser on a monthly basis. In 1994, 1993 and 1992, the Company sold notes totaling approximately $8,625,000, $900,000 and $5,800,000, respectively. The balances of transferred notes that were outstanding and subject to recourse provisions were $13,652,000, $13,441,000 and $20,934,000 at September 30, 1994, October 1,
        1993 and October 2, 1992, respectively.

    b. In connection with its loan activities to members, the Company has approved loan applications totaling approximately $8,000,000 for which funds have been committed, but not disbursed, as of September 30, 1994.

    c. The Company is guarantor of a covenant by a member as of September 30, 1994 totaling $350,000 with annual principal payments of approximately $50,000.

    d. The Company is a party to various litigation and claims arising in the ordinary course of business. While the ultimate effect of such actions cannot be predicted with certainty, the Company expects that the outcome of these matters will not result in a material adverse effect on the Company's consolidated financial position or results of operations.

MANAGEMENT DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

RESULTS OF OPERATIONS
OVERVIEW

      During fiscal year 1994, net sales and operations increased 8.8% to $954.2 million. This compares to a 2.2% decrease in fiscal year 1993 to $877.0 million. Income before members' allowances, patronage dividends, and taxes increased $2.1 million to $22.7 million (2.38% of sales). This compares to $20.6 million (2.35% of sales) and $20.7 million (2.31% of sales) in 1993 and 1992, respectively.

      During 1994, the increase in net sales and operations was primarily attributable to the distribution segment which enjoyed increased warehouse unit volume, increased Cash & Carry unit volume, and increased equipment unit sales. These gains in sales were offset by lower premium income of the insurance segment.

      In 1994, the Company generated increased profits within its distribution segment from the Cash & Carry and service income areas. Within the insurance segment, Grocers Insurance Company increased its profitability despite lower premium income, mainly through the benefit of reduced loss and loss adjustment expenses, which was partially offset by higher operating expenses. The profit improvements in 1994 were offset by higher distribution segment operating expenses, and increased member allowances paid ($2.0 million increase to $11.5 million) and operating losses in retail store operations ($4.5 million in 1994 compared to $2.2 million in 1993).

      During 1993, the decrease in net sales and operations was primarily attributed to a 52 week accounting period, lower warehouse unit sales, and lower levels of store financing interest income, which were partially offset by increased service income, insurance segment written premiums, and sales from retail store operations. The Company enjoyed increased profits in 1993 within the distribution segment's Cash & Carry and service income areas. Within the insurance segment, Grocers Insurance Company increased its profitability due to premium volume, increased investment income, and reduced operating expenses. These profit improvements were more than offset by increased member allowance payments and operating losses in retail store operations.

NET SALES AND OPERATIONS

      During 1994, sales of the Company's distribution segment increased 8.14% to $888.9 million compared to $822 million in 1993. The sales gain was primarily attributable to an increase in unit volume. Inflation during 1994 impacted net sales by 1.0% of warehouse sales.

      Member distribution sales increased due to additional new stores for existing members, and acquisition of new member business. Management expects the recent trend in increased retail store development to continue in 1995, as several members are planning additional new stores.

      Cash & Carry sales increased 15.3% to $179.4 million compared to $155.6 million in 1993. Sales at new units contributed 6.4% to the sales increase. The balance of the increase was due primarily to higher unit sales volume at existing stores.

      Sales at company-owned retail stores, which are acquired as a result of store finance activities, increased $4.9 million to $46.2 million. During 1994, the company disposed of eight retail stores, and acquired five stores, decreasing the number of retail stores to four.

      In 1994, the insurance segment's net insurance premiums, commissions, and fees decreased by $1.7 million to $18.8 million. The decrease was primarily attributed to lower commissions earned by the insurance segment's Grocers Insurance Agency.

      During 1993, the Company's distribution segment sales declined 3.6% compared to 1992. When compared to a 52 week period in 1992, the 1993 sales decline was 1.9%. Inflation during 1993 added approximately 0.8% to sales.

      During 1993, a consumer trend towards lower cost items had a negative impact on distribution segment sales. Cash & Carry sales increased slightly, reflecting new store sales, while interest income declined, reflecting lower interest rates during the 1993 year when compared to 1992.

      Retail store sales increased $16.1 million in 1993, reflecting a net increase of two stores during the year.

      In 1993 the insurance segments's net insurance premiums, commissions, and fees increased by $0.9 million over the 1992 total. The increase was attributable to increased policy volume and rehabilitation fees, partially offset by lower commission levels and increased reinsurance premiums paid.

GROSS OPERATING INCOME

      Gross operating income increased to $137.5 million (14.4% of sales) in 1994 from $127.5 million (14.5% of sales) in 1993 and $123.7 million (13.8% of sales) in 1992. The increase in gross operating income occurred due to increased unit volume, and the continued shift in distribution segment's sales mix towards Cash & Carry operations.

      Improving trends in loss development experience in the insurance segment also increased gross operating income. In 1994, loss and loss adjustment expenses were 64.7% of total premium income, compared to 83.3% and 75.5% in 1993 and 1992 respectively.

OPERATING, SELLING AND ADMINISTRATIVE EXPENSES

      In 1994, operating, selling, and administrative expenses increased $6.0 million to $103.5 million (10.9% of sales). These expenses amounted to $97.5 million (11.1% of sales) and $93.5 million (10.4% of sales) in 1993 and 1992, respectively. The components of these expenses are summarized below:

                                            Percent of Total Sales
                                       1994   1993   1992
Salaries & Wages                       6.0     6.3   5.9
Rents, Maintenance,
 and Repairs                           1.7     1.6   1.6
Taxes, Other Than
 Income                                0.9     0.9   0.8
Utilities, Supplies,
 and Services                          1.6     1.5   1.5
Other Expenses                         0.5     0.5   0.4
Provision for Doubtful
 Accounts                              0.2     0.3   0.2
                                       ----   -----  ---
Total                                  10.9      11.110.4

                                       ====      ========

      In 1994, operating, selling, and administrative expenses as a percent of sales decreased primarily due to increased unit volume in the distribution segment. Increased labor productivity resulting from these unit volume increases was partially offset by increases in other operating expense areas, notably supplies and transportation operating expenses and other taxes.

      Insurance segment operating expenses increased to 36.3% of segment income. The increase was primarily attributed to increased personnel costs, other taxes, and building expenses associated with the new insurance building. In 1993 and 1992, insurance segment operating expenses were 26.4% and 28.1% of segment sales, respectively.

      Provision for doubtful accounts was $2.0 million (0.2% of sales) in 1994. This compares to $2.2 million (0.3% of sales) and $2.1 million (0.2% of sales) in 1993 and 1992, respectively.

      Interest expense increased $0.9 million to $9.2 million (1.0% of sales) in 1994. This increase was due to higher levels of average debt during the year, as well as a higher average interest rate.

MEMBER ALLOWANCES AND DIVIDENDS

      In 1994, total member allowances and dividends increased 9.9% to $20.2 million (2.1% of sales). In 1993, total allowances and dividends increased 4.0% to $18.4 million.

      Total member allowances and dividends as a percent of member sales increased to 2.84% in 1994, compared to 2.75% and 2.53% in 1993 and 1992, respectively.

      The Company's updated member allowance program was in place during all of 1994, and management expects that the level of member allowances as a percent of member sales should remain at approximately 1994 levels in future years.

NET INCOME AND INCOME TAXES

      In 1994, income before income taxes was $2.6 million (0.3% of sales) compared to $2.3 million (0.3% of sales) and $3.1 million (0.3% of sales) in 1993 and 1992, respectively.

      The Company's effective tax rate increased to 39.0% from 25.2% in 1993 and 29.2% in 1992. The increase in effective tax rate was primarily caused by decreased tax refunds as a result of carrybacks that were utilized in 1993. In 1994, net income after income taxes decreased to $1.6 million (0.2% of sales) from $1.7 million (0.2% of sales) and $2.7 million (0.3% of sales) in 1993 and 1992, respectively.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOW FROM OPERATIONS

      In 1994, the Company used $2.8 million in cash in its operating activities. Increases in accounts receivable as a result of additional member stores and member volume, and investments by the Company in its new information services platform were the major factors contributing to the use of cash in operations. The Company offset these uses of cash by increasing patronage dividends payable with stock and increases in accounts payable.

CASH FLOW FROM INVESTING ACTIVITIES

      In 1994, the Company used $16.3 million in its investing activities, a decrease of $8.6 million from the $24.9 million used in 1993. Cash requirements of the Company's retail member finance activities were reduced in 1994 due to the substitution of a new Note Purchase Agreement during the year. Purchases of property and equipment were reduced to $5.3 million from $12.0 million in 1993. These favorable cash flow results were offset by reduced proceeds from the sale of property and equipment, and equity investments in certain affiliated companies.

      In fiscal year 1995, anticipated capital expenditures will approximate $8.0 million, representing $3.0 million in replacement assets, $2.0 million for new Cash & Carry units, and $3.0 million in continuing investments in upgraded operations software. In addition, the Company could undertake certain acquisitions to enhance its distribution segment businesses.

CASH FLOW FROM FINANCING ACTIVITIES

      In 1994, the Company provided $13.3 million from its financing activities by increasing its levels of senior debt to fund its operations.

CAPITAL STRUCTURE AND RESOURCES

      The following table summarizes the Company's capital structure for the last two years:

                                                  Year Ended
                                  ---------------------------------------------
                                    September 30, 1994    October 1, 1993
                                  --------------------   -----------------
                                     $000    %             $000     %
- --------------------------------------------------------------------------------------
Average Short Term
Borrowings                        $ 34,775  17.7         $ 17,000  10.1

End of Year Amounts
Senior Term Debt                    67,597  34.4           58,342  34.6
Subordinated Debt                   53,848  27.4           54,011  32.1
Equity                              40,425  20.5           39,112  23.2
- --------------------------------------------------------------------------------------
Total                             $196,645   100.0       $168,465   100.0
======================================================================================

      In 1994, the Company's capital structure shifted towards greater use of senior debt capital, due to lower interest costs and increased funding needs. The present components of the capital structure are within the Company's long-term targets for funding sources.

      Subsequent to September 30, 1994, the Company executed a Note Agreement with an insurance company lender. Proceeds of the senior, unsecured debt were $20 million. The proceeds were used to retire bank debt. The term of the note is eleven (11) years. The note carries a fixed rate of 8.42 %.

      In 1994, the Company's working capital increased $3.5 million to $45.3 million. The Company's main sources of funds include earnings, member capital stock, capital investment notes, bank debt, private placement debt,and note purchase programs. As of September 30, 1994, the Company had $19.0 million in unused credit lines available. In addition, the Company had $12.6 million available under its Note Purchase Agreement.

      Grocers Insurance Company investments are held to support the payment of claims. These investments are not available to the Company to meet its capital needs due to restrictions imposed by insurance regulators regarding intercompany loans and advances.

      In addition, state regulators require that Grocers Insurance Company maintain minimum amounts of capital and surplus. As a result of these regulatory requirements, $3.4 million of Grocers Insurance
Company's equity may not be paid as dividends to the Company.